Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@RRsat.com

For Immediate Release

RRSAT LAUNCHES NEW HIGH DEFINITION PLAYOUT CENTER

OMER, Israel – March 13, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today the inauguration of a new High Definition (“HD”) playout center.

Based on advanced technology, the new playout facility is capable of providing end–to-end HD services, including high resolution graphics and Dolby Digital 5.1 surround sound. This new installation will expand the playout services we currently provide to more than 90 channels, as well as the global distribution services we supply to more than 400 TV and Radio channels.

RRsat’s premier infrastructure enables the receipt of transmission content from all continents, over a broad variety of transmission mediums, as well as the ability to convert these materials into a variety of formats. Leveraging its Global Network, including its broad satellite partner base and advanced fiber optic infrastructure, RRsat will offer worldwide HD content delivery.

“We are very excited to be adding this premier, and all encompassing, playout center,” commented David Rivel, Founder and CEO of RRsat. “This new HD playout center is another major step in enhancing and developing our broad, advanced, end-to-end product offering, by enabling us to offer our customers with advanced services and technologies, in an efficient and economical manner, under one roof, creating a true broadcast centre for clients of all sizes, the world over.”

Ziv Mor, Chief Technology Officer of RRsat commented: “Over the past 12 months we have been closely reviewing and analyzing the different facets of the fast growing High Definition technology, while studying our customer’s needs and evolving market demands, with a view to further enhancing our end-to-end product offering. Our new and advanced HD playout center has been designed to leverage our long standing experience and broad customer base, and will include advanced and leading technological equipment, enabling us to continue to meet and address the evolving and ever growing demands of our client and the market.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 400 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2006 and our Current Reports on Form 6-K.